

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Len Liptak
Chief Executive Officer
ProSomnus, Inc.
5860 West Las Positas Blvd., Suite 25
Pleasanton, California, 94588

      Re: ProSomnus, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed February 10, 2023
          File No. 333-269156

Dear Len Liptak:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 24, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed February 10, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations of Prosomnus
Liquidity and Capital Resources
Liquidity Update, page 67

1.   We note your revisions in response to our prior comment 6 and reissue in part. Please revise your "Liquidity Update" section to discuss the effect of this offering on the company's ability to raise additional capital. We note your revision to page 67 that you "may seek to opportunistically access additional liquidity, including through either the debt or equity capital markets."

<u>General</u>

2.   We note your revision in response to our prior comment 10 and reissue. The language within the risk factor titled "*The grant and future exercise of registration rights may adversely affect the market price of our securities upon consummation of the Business Combination*" appears to need updating. For example, we note your statement: "We intend to file and maintain an effective registration statement under the Securities Act covering such securities. The registration of these securities will permit the public resale of such securities." It appears this statement should be updated given that this prospectus is facilitating registration of those sales, or advise.

        Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Peter Strand, Esq.